                                                               EXHIBIT 99(a)(10)

                         WORLDGATE COMMUNICATIONS, INC.

                               Supplement No. 2 to
                      Employee Stock Option Exchange Offer

                                  INTRODUCTION

         This Supplement No. 2 (this "Second Supplement") further amends the Employee Stock Option Exchange Offer dated June 25, 2001, as amended by Supplement No. 1 to the Employee Stock Option Exchange Offer (the "First Supplement") dated July 16, 2001 (as amended, the "Exchange Offer"), relating to our offer to exchange outstanding options to purchase shares of our common stock granted under our 1996 stock option plan having an exercise price of $5.00 or more per share for new options. Copies of the Exchange Offer materials are available in the Human Resources Department and on WorldGate's intranet. If you have any questions regarding this Second Supplement or the Exchange Offer, please call Jamie Press at (215) 354-5186. This Second Supplement should be read carefully in conjunction with the Exchange Offer. Terms defined in the Exchange Offer and not otherwise defined in this Second Supplement will have the meanings given to them in the Exchange Offer.

         We are amending the Exchange Offer to remove the option forfeiture provisions contained in the stock option grant letters (described in Q8 of the original Exchange Offer Memorandum and paragraph 4 of the First Supplement (the "Forfeiture Provisions")) to be issued for the replacement options to be granted under our stock option plan. The grant letters will be amended to remove the Forfeiture Provisions. Therefore, if you exchange your eligible options (including those already tendered for exchange by you), the replacement options will not be subject to the Forfeiture Provisions.

         Because this is an important change, we are extending the deadline for eligible option holders to exchange their options for 5 business days. Consequently, the deadline has been extended until 12:00 midnight (Philadelphia time), Monday, July 30, 2001. The grant date for the replacement options will also be extended to January 31, 2002 (to meet the accounting requirement that the replacement options be granted six months and a day after the deadline) and the exercise price for the replacement options will be the closing price of our common stock on January 31, 2002.



Dated July 23, 2001